Exhibit 99.2

Sea Limited

(the “Company”)

Notice of Annual General Meeting

to be held on December 16, 2019
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, at 10 a.m., Singapore Time, on December 16, 2019. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and owners and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 3, 2019, New York Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of this AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0005 per share (collectively, the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the AGM in person.

Shareholders and owners and holders of the Company’s ADSs may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://www.seagroup.com and on the SEC’s website at www.sec.gov, or by contacting the Investor Communications Department, Sea Limited, 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

By Order of the Board of Directors,
Sea Limited

/s/ Forrest Xiaodong Li
Forrest Xiaodong Li
Chairman and Group Chief Executive Officer

Singapore, November 22, 2019